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                                                       -------------------------
                                                               OMB APPROVAL
                                                       -------------------------
                               UNITED STATES           OMB Number: 3235-0145
                   SECURITIES AND EXCHANGE COMMISSION  Expires: August 31, 1999
                          WASHINGTON, D.C. 20549       Estimated average burden
                                                       hours per response..14.90
                                                       -------------------------


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*

                                   CIDCO, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    171768104


                                 (CUSIP Number)


                                September 2, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         / /  Rule 13d-1(b)

         /X/  Rule 13d-1(c)

         / /  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                               Page 1 of 6 pages



SEC 1745 (3-98)

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
CUSIP No. ...171768104..........

--------------------------------------------------------------------------------

     1.  Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
 ....Arthur A. Watson, Jr.
--------------------------------------------------------------------------------
     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  .......Not Applicable
         (b)  ........Not Applicable
     3.  SEC Use Only
     4.  Citizenship or Place of Organization......U.S
Number of         5.  Sole Voting Power..................911,700
Shares Bene-
fically by        6.  Shared Voting Power...............89,500
Owned by Each
Reporting         7.  Sole Dispositive Power.............911,700
Person With:
                  8.  Shared Dispositive Power.........159,400
     9.  Aggregate Amount Beneficially Owned by Each Reporting Person......1,071,100

     10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ...Not Applicable....

     11. Percent of Class Represented by Amount in Row (11).......7.6

     12. Type of Reporting Person (See Instructions)          OO

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                          INSTRUCTIONS FOR SCHEDULE 13G

INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons--Furnish the full legal name of each person for whom the report is filed--i.e., each person required to sign the schedule itself--including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH
         SCHEDULE 13G" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessar6y to check row 2(b)].

(3)      The third row is for SEC internal use; please leave blank.

(4) Citizenship or Place of Organization--Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9), (11) Aggregate Amount Beneficially Owned By Each Reporting Person, Etc.--Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

 (10) Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 (17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

 (12) Type of Reporting Person--Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

                       Category                              Symbol
                  Broker Dealer                                BD
                  Bank                                         BK
                  Insurance Company                            IC
                  Investment Company                           IV
                  Investment Adviser                           IA
                  Employee Benefit Plan, Pension               EP
                    Fund, or Endowment Fund
                  Parent Holding Company/Control               HC
                    Person
                  Savings Association                          SA
                  Church Plan                                  CP
                  Corporation                                  CO
                  Partnership                                  PN
                  Individual                                   IN
                  Other                                        OO
Notes:
         Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

         Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross-references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

         Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

         Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.


                               Page 3 of 6 pages
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         Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

         Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

         Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.

                              GENERAL INSTRUCTIONS

A. Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d-2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

ITEM 1.

         (a)  Name of Issuer:  CIDCO, INC.

         (b)  Address of Issuer's Principal Executive Offices:    220 Cochrane Circle, Morgan Hill, CA 95037

ITEM 2.

         (a)  Name of Person Filing:     Arthur A. Watson, Jr.

         (b)  Address of Principal Business Office or, if none, Residence:  2787  Burning Daylight Farm,
              Free Union, Virginia 22940

         (c)  Citizenship:   U.S.

         (d)  Title of Class of Securities:  Common

         (e)  CUSIP Number:  171768104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT Sections 240.13d-1(b) OR 240.13d-2(b)
OR (c), CHECK WHETHER THE PERSON FILING IS A:

 NOT APPLICABLE

Item 4.   Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)  Amount beneficially owned:   1,071,100.

         (b)  Percent of class: 7.6.

         (c)  Number of shares as to which the person has:

         (i)     Sole power to vote or to direct the vote 911,700.

         (ii)    Shared power to vote or to direct the vote 89,500.

         (iii)   Sole power to dispose or to direct the disposition of 911,700.





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         (iv)   Shared power to dispose or to direct the disposition of 159,400.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(1).

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

NOT APPLICABLE

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.


         There are people other than the reporting person who are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. However no such interest relates to more than five percent of the class.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

NOT APPLICABLE

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

NOT APPLICABLE

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

NOT APPLICABLE

ITEM 10.   CERTIFICATION

     (a)  NOT APPLICABLE

     (b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        9/14/98
                                       -------------------------------------
                                                  Date

                                        /s/ Arthur A. Watson, Jr.
                                       -------------------------------------
                                                  Signature


                                       -------------------------------------
                                                  Name/Title


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided,



                               Page 5 of 6 pages

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however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)











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